United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 10)1

TYSON FOODS, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

 (Title of Class of Securities)

902494103

 (CUSIP Number)

Donald J. Tyson

Tyson Limited Partnership

2210 West Oaklawn Drive

Springdale, Arkansas 72762-6999

(479) 290-4000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2008

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.        ☐

________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.902494103

(1) Name of Reporting Person	Tyson Limited Partnership
IRS Identification No. of Above Person (Entities Only)	I.D.# 71-0692500
(2) Check the Appropriate Box if a Member of a Group	(a)
(b)X
(3) SEC Use Only
(4) Source of Funds	WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	X
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with: (7) Sole Voting Power	70,000,000 shares of Class B Common Stock 3,000,000 shares of Class A Common Stock
(8) Shared Voting Power	None
(9) Sole Dispositive Power (10) Shared Dispositive Power (11) Aggregate amount beneficially owned by each reporting person.	70,000,000 shares of Class B Common Stock. 3,000,000 shares of Class A Common Stock None 70,000,000 shares of Class B Common Stock 3,000,000 shares of Class A Common Stock
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares	Not applicable
(13) Percent of class represented by amount in Row (11)	99.9%(1) of Class B Common Stock presently convertible into Class A Stock (See Item 1)
(14) Type of Reporting Person	PN

SCHEDULE 13D

This Amendment No. 10 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, Amendment No. 6 thereto, dated February 25, 2004, Amendment No. 7 thereto, dated June 2, 2006, Amendment No. 8 thereto, dated November 15, 2006, and Amendment No. 9 thereto, dated April 12, 2007, for the Tyson Limited Partnership, a Delaware limited partnership (the “Partnership”), with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), of Tyson Foods, Inc., a Delaware corporation (the “Company”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock”), of the Company and reflects the purchase by the Partnership of 3,000,000 shares of Class A Stock of the Company at the price of twelve dollars and seventy-five cents ($12.75) per share.

(1)	Based upon 70,021,155 shares of Class B Stock Outstanding, as reported by the Company in its definitive Proxy Statement for it’s Annual Meeting of Shareholders held February 1, 2008.

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Class A Stock of the Company whose principal executive offices are located at 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999.   The Partnership is causing this statement to be filed by virtue of its beneficial ownership of the Company’s Class B Stock.  The Class A and Class B Stock are hereinafter collectively referred to as the “Shares.” Pursuant to the Company’s Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non assessable share of the Company’s Class A Stock.  As of September 17, 2008, the Partnership owned 70,000,000 shares of Class B Stock or 99.9%(1) of the total shares of such class outstanding.  The Partnership owned 3,000,000 shares of Class A Stock on such date.

Item 2. Identity and Background

This statement is being filed by the Partnership which was formed on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family’s controlling interest in the Company. The principal business address of the Partnership is 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999.

The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

The managing general partner of the Partnership is Donald J. Tyson, a member of the Board of Directors of the Company. The name, residence or business address, present principal occupation or employment and citizenship of each general partner of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference. Donald J. Tyson has a 54.1166% combined percentage interest as a general and limited partner in the Partnership and the Randal W. Tyson Testamentary Trust has a 45.2549% percentage interest as a limited partner in the Partnership.

Except as set forth below, during the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

In April 2005, the Company and Donald J. Tyson settled an SEC formal investigation concerning the Company’s disclosure of executive perquisites by entering into an administrative cease and desist order without admitting or denying wrongdoing. The SEC investigation concerned allegations that the Company’s proxy statements for fiscal years 1997 through 2003 had failed to comply with SEC regulations with respect to the disclosure and description of perquisites totaling approximately $1.7 million provided to Donald J. Tyson and that the Company had failed to maintain an adequate system of internal controls regarding the personal use of Company assets and the disclosure of perquisites and personal benefits. In fiscal year 2004, Mr. Tyson voluntarily paid the Company $1,516,471 as reimbursement for certain perquisites and personal benefits received during fiscal years 1997 through 2003. Under the order, the Company paid the SEC a civil penalty of $1.5 million and Donald J. Tyson paid a civil penalty of $700,000. Both the Company and Mr. Tyson consented to the entry of the order and paid their respective penalties without admitting or denying wrongdoing.

On April 8, 2008 the Delaware Court of Chancery approved a Stipulation and Agreement of Settlement and Release (the “Settlement Agreement”) with respect to a stockholder derivative lawsuit against certain current and former directors of the Company and the Partnership. The lawsuit consisted of various derivative claims alleging that the defendants breached their fiduciary duties in connection with the approval of certain consulting contracts for Donald J. Tyson in 2001 and 2004 and Robert Peterson in 2001; the approval and alleged inadequate disclosure during 2001-2004 of certain executive compensation; the approval of certain stock option grants in 1999, 2001 and 2003 which were allegedly “timed” to precede favorable announcements; and related-party transactions that were allegedly unfair and allegedly not reviewed or inadequately reviewed by independent directors. The consolidated complaint also asserted, among other things, an additional derivative claim related to defendants’ alleged breach of a 1997 settlement agreement in Herbets v. Tyson, et al., a derivative claim for contempt of the court’s final order in Herbets v. Tyson, et al., and a derivative claim for unjust enrichment pertaining to the other alleged claims. In addition, the consolidated complaint contained a putative class action claim that the Company’s 2004 proxy statement contained misrepresentations regarding certain executive compensation. Under the Settlement Agreement, all claims against all defendants were dismissed. In exchange, Donald J. Tyson and the Partnership paid the Company $4.5 million. No other defendant made or will make any payments. The Company also agreed to implement or continue certain governance measures, which include the establishment of a nominating committee, appointment of a new independent director, and limitations on new related party transactions between the Company and the Partnership, Donald J. Tyson, members of his family, or executive officers of the Company.

Item 3. Source and Amount of Funds or Other Consideration

The Partnership acquired the 3,000,000 shares of Class A Stock by use of the Partnership's cash on hand, amounting to thirty-eight million, two hundred fifty thousand dollars ($38,250,000).

Item 4. Purpose of Transaction

The Class A Stock was acquired by the Partnership as an investment asset.  From time to time the Partnership reviews and monitors its investment in the Company and may change such investment by acquiring or selling additional Shares in the open market, in privately negotiated transactions or otherwise. In reaching any conclusions regarding any change in the level of investment in the Shares, the Partnership takes into consideration various factors, including but not limited to, the price and availability of the Shares, future events affecting the Company, general stock market and economic conditions and other investment and business opportunities available to the Partnership.

The Partnership currently has no plans to acquire or dispose of any significant number of the Shares. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

Item 5. Interest in Securities of the Issuer

(a)        As of September 17, 2008, the Partnership beneficially owned a total of 70,000,000 shares of Class B Stock, constituting approximately 99.9% of the total shares of such class outstanding.  Additionally, the Partnership owned 3,000,000 shares of Class A Stock on such date. Neither the Partnership, nor, to the best knowledge of the Partnership, the general partners of the Partnership, presently own any Shares, except as set forth herein.

Certain of the Partnership’s general partners beneficially own shares of the Company’s Class A Stock in addition to such general partners’ interest in the Partnership. Such general partners’ beneficial ownership of Class A Stock, as of September 9, 2008, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after September 9, 2008): Donald J. Tyson, 121,255; Barbara Tyson, 169,295; and John Tyson, 3,819,221 shares.

(b)       Donald J. Tyson, as managing general partner of the Partnership, has the exclusive right, subject to certain restrictions, to vote or direct the vote of and to dispose of or direct the disposition of all the Shares beneficially owned by the Partnership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Partnership is governed by the terms of a Partnership Agreement dated June 8, 1990 (the “Agreement”). Pursuant to the Agreement, Donald J. Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things necessary to manage, conduct, control and operate the Partnership’s business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership terminates on December 31, 2040. Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners, and (iii) the sale of all or substantially all of the Partnership’s assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is a sole remaining general partner) will not cause a dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the partnership assets. In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

Item 7. Material to be Filed as Exhibits

Included as exhibits to this Statement is the following:

Exhibits

A.	Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person’s Schedule 13D, filed with the SEC on May 1, 1991).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2008

TYSON LIMITED PARTNERSHIP

By:	/s/ Harry C. Erwin, III
Name:	Harry C. Erwin, III
Title:	General Partner

SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP

Name and Business Address	Citizenship	Present Principal Occupation

Donald J. Tyson Managing General Partner 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.

Barbara Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Member of the Board of Directors of Tyson Foods, Inc.

John Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.

Harry C. Erwin, III 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Consultant